UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

10260 Campus Point Drive

San Diego, California 92121

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, and schedule of reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 26, 2009

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
	(in thousands)
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$3,356,870	$3,866,752
SAIC, Inc. class A preferred stock	1,493,266	—
SAIC, Inc. common stock	221,960	—
Common collective trust	48,353	16,299
Partially participant-directed investments—at fair value:
SAIC, Inc. class A preferred stock	—	1,778,013
SAIC, Inc. common stock	—	145,708
Mutual funds	—	721,276
Participant loans—at estimated fair value	68,152	63,103

Total investments	5,188,601	6,591,151
Receivables:
Company contributions	17,738	24,504
Participant contributions	—	86

Total assets	5,206,339	6,615,741
LIABILITIES—Accrued plan expenses	—	126

NET ASSETS AVAILABLE FOR BENEFITS	$5,206,339	$6,615,615

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
	(in thousands)
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,538,190)	$221,680
Interest and dividends	171,054	297,739

Net investment (loss) income	(1,367,136)	519,419

Contributions:
Participants	264,469	246,394
Employer	137,110	137,733
Employee rollovers	30,976	106,655

Total contributions	432,555	490,782

Total (deductions) additions	(934,581)	1,010,201

DEDUCTIONS:
Distributions paid to participants	474,336	696,843
Administrative expenses	359	585

Total deductions	474,695	697,428

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,409,276)	312,773

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,615,615	6,302,842

End of year	$5,206,339	$6,615,615

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document dated January 1, 2008, Summary Plan Description dated April 2007, and Prospectus Supplements dated April 2007, November 2007, May 2008, and January 2009 for more complete information regarding the Plan.

Within these financial statements, Science Applications International Corporation (the Company) refers to the sponsoring employer, and SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a 401(k) plan with a profit-sharing feature and an employee stock ownership plan (ESOP) feature. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund.

The Science Applications International Corporation Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2008, the Plan held investments in 28 mutual funds, one common collective trust fund, and two Company stock funds: the SAIC Common Stock Fund and the SAIC Preferred Stock Fund (collectively, the Stock Funds). All amounts in the SAIC Common Stock Fund are invested in SAIC, Inc. common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges. All amounts in the SAIC Preferred Stock Fund are invested in SAIC, Inc. class A preferred stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges. As of April 2, 2007, the SAIC Preferred Stock Fund was closed to new investment. An Unallocated Stock Fund also exists to temporarily hold Company ESOP contributions prior to their allocation to participant accounts.

As of December 31, 2007, a portion of SAIC, Inc. preferred and common stock from Company contributions were invested in Stock Funds and were not exchangeable into other investments within the Plan, except upon the participant’s termination of employment with the Company or its subsidiaries or upon attainment of age 59 1/2. Lock-up restrictions imposed on the SAIC, Inc. class A preferred stock in connection with SAIC, Inc.’s October 2006 initial public offering expired in October 2007. Additionally, the Pension Protection Act of 2006 required that restrictions on all of the balances held in the Stock Funds be removed no later than January 2, 2009, allowing participants the ability to exchange into any other investment offered by the Plan. On each of January 2, 2007 and December 27, 2007, a portion of the balances held in the Stock Funds became exchangeable. On December 29, 2008, the final portion of the balance held in the Stock Funds became exchangeable. Therefore, as of December 31, 2008, no shares of SAIC, Inc. class A preferred stock or common stock in the Stock Funds are subject to restriction.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees are eligible to make elective contributions and receive Company matching 401(k) contributions upon commencing employment. Eligible employees who have completed both 850 hours of service during the Plan year and were employed by the Company on the last working day of the Plan year or whose employment terminated during the Plan year involuntarily or as a result of death, disability, or retirement after age 59-1/2 may receive Company profit sharing and ESOP contributions at the Company’s election in accordance with terms of the Plan.

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan. Participant contributions are subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Effective April 2, 2007, participant-directed contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable. Prior to April 2, 2007, participant-directed contributions to the Stock Funds were limited to 50% investment once the participant’s balance in the Stock Funds exceeded $50,000.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Eligible participants may receive Company matching 401(k) contributions, limited to 50% of deferrals up to 6% of eligible compensation, which are invested per participant direction. Prior to April 2, 2007, 50% of the Company matching 401(k) contributions were employer-directed into the Stock Funds. Effective January 1, 2009, eligible participants may receive Company matching 401(k) contributions of 100% of deferrals up to 6% of eligible compensation. Also effective January 1, 2009, the Company does not intend to make future profit sharing or ESOP contributions. The Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2008 and 2007.

Company ESOP contributions to the Plan may be paid in cash or stock at the Company’s discretion. Total Company contributions to the Plan for the Plan years ended December 31, 2008 and 2007 were made in cash. Company contributions to the Plan are limited to the maximum amount deductible for federal income tax purposes.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of the Company discretionary matching 401(k) contributions, profit sharing, or ESOP contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. The Company contributions vest 20% on each anniversary date of employment with the Company during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions upon reaching age 59-1/2, permanent disability, or death while employed by the Company. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be used to reduce future Company matching 401(k) contributions, provide reinstatements due to military leave, or to increase profit sharing or ESOP contributions and, effective January 1, 2009, to pay Plan expenses. During the years ended December 31, 2008 and 2007, forfeitures in the amount of $5,595,000 and $19,322,000, respectively, were used from forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,934,000 and $4,087,000, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. Participant loans that commenced prior to January 1, 2008, generally may be repaid over a period not to exceed 56 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator or at rates in existence at the time of acquisition for Plan participants of acquired businesses. Principal and interest are collected ratably through payroll deductions. As of December 31, 2008, outstanding loans bear interest rates ranging from 3% to 12%, and have maturities from January 2009 through September 2038. As of December 31, 2007, outstanding loans bear interest rates ranging from 3% to 12%, and have maturities from January 2008 through December 2037.

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company, attains age 59-1/2, or becomes permanently disabled. Regardless of the existing account balance, distributions following the death of a participant occur within 120 days following the end of the Plan year in which the participant’s death occurs. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the participant incurs a financial hardship, as specified by the Plan. Effective September 1, 2007, former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 3, 2001, that the Plan was designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Related-Party Transactions—Certain Plan investments are units of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper were $166,000 and $105,000 for the Plan years ended December 31, 2008 and 2007, respectively.

SAIC, Inc. is the parent company of the sponsoring employer. At December 31, the following SAIC, Inc. shares were held by the Plan:

	Number of Shares	Cost Basis
	(in thousands)
At December 31, 2008:
SAIC, Inc. common stock	11,398	$213,679
SAIC, Inc. class A preferred stock	76,688	556,866
At December 31, 2007:
SAIC, Inc. common stock	7,241	116,598
SAIC, Inc. class A preferred stock	88,397	667,555

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates. Dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Pronouncement—In January 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 157, Fair Value Measurement (FAS 157). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements (see Note 4).

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

Investment Valuation and Income Recognition—Investments are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trust—The Plan’s investment in the VGI Retirement Savings Trust A is valued by Vanguard based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The VGI Retirement Savings Trust is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2008 and 2007.

Investment in SAIC, Inc. Class A Preferred and Common Stock—Investments in shares of SAIC, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2008 and 2007. While SAIC, Inc.’s class A preferred stock is not listed on a national securities exchange or traded in an organized over-the-counter market, the shares may be converted into SAIC, Inc. common stock on a one-for-one basis. The Plan believes that the fair value of the class A preferred stock reasonably approximates the market price of SAIC, Inc.’s common stock and accordingly, investments in SAIC, Inc. class A preferred stock are recorded at the publicly-traded quoted market price of SAIC, Inc. common stock as of December 31, 2008 and 2007.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding, which approximates fair value.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2008 and 2007, were $0 and $802,000, respectively.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
	(in thousands)
Mutual funds:
Vanguard 500 Index Fund	$292,175	$453,944
Vanguard Prime Money Market Fund	514,100	439,339
Dodge & Cox Stock Fund	284,491	371,382
Vanguard LifeStrategy Conservative Growth Fund	—	721,276
SAIC, Inc. class A preferred stock	1,493,266	1,778,013

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated as follows:

	2008	2007
	(in thousands)
Mutual funds	$(1,476,298)	$(14,659)
SAIC, Inc. class A preferred stock	(59,725)	216,933
SAIC, Inc. common stock	(2,167)	19,406

Net (depreciation) appreciation in fair value	$(1,538,190)	$221,680

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2008.

SAIC common stock fund:    Valued at the net asset value (NAV) of shares held by the Plan at year end, per close of the New York Stock Exchange, categorized as Level 1 investments.

SAIC preferred stock fund:    Valued at the NAV of shares held by the Plan at year end, per the SAIC, Inc. common stock price at close of the New York Stock Exchange, categorized as Level 2 investments.

Mutual funds:    Valued at the NAV of shares held by the Plan at year end, per close of the New York Stock Exchange, categorized as Level 1 investments.

Participant loans:    Valued at amortized cost, which approximates fair value, categorized as Level 3 investments.

Common collective trust: Valued at the present value of the expected cash flows for traditional insurance contracts and at the aggregate market value of the underlying investments for the alternative investment contracts (based primarily on quoted market prices), categorized as Level 2 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$3,356,870	$—	$—	$3,356,870
SAIC, Inc. class A preferred stock	—	1,493,266	—	1,493,266
SAIC, Inc. common stock	221,960	—	—	221,960
Participant loans	—	—	68,152	68,152
Common collective trust	—	48,353	—	48,353

Total assets at fair value	$3,578,830	$1,541,619	$68,152	$5,188,601

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Participant Loans
(in thousands)
Balance, beginning of year	$63,103
Purchases, sales, issuances, settlements (net)	5,049

Balance, end of year	$68,152

The Plan did not have any gains and losses included in earnings, from Level 3 investments, for the year ended December 31, 2008.

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of changes in net assets or investments relating to the nonparticipant-directed investments is as follows:

	As of December 31
	2008	2007
	(in thousands)
Investments—at fair value:
Nonparticipant-directed Stock Funds	$—	$572,619 *
Nonparticipant-directed Mutual fund	—	530,737 *

	$—	$1,103,356

	Years Ended December 31
	2008	2007
	(in thousands)
Changes in nonparticipant-directed investments:
Contributions	$48,372	$33,693
Allocation of special dividend to participant accounts	—	898,936
Net depreciation of investments	(415,877)	(7,302)
Distributions to participants	(154,891)	(208,602)
Net transfers	(580,960)	(1,147,774)

Net (decrease) in nonparticipant-directed investments	$(1,103,356)	$(431,049)

*	Represents 5% or more of the Plan’s net assets available for benefits.

In accordance with the Pension Protection Act of 2006 (Note 1), as of December 31, 2008, all shares of SAIC, Inc. stock in the Stock Funds may be exchanged by participants into any other investment offered by the Plan. The ESOP program that was a nonparticipant-directed program was discontinued in 2008 and therefore no balance remains nonparticipant-directed as of December 31, 2008. In connection with a reorganization merger in October 2006, the Company paid a special dividend to its stockholders of record as of October 12, 2006. The special dividend was initially invested in the Vanguard LifeStrategy Conservative Growth Fund when allocated to participant accounts in February 2007 and then became immediately available for participant direction. Net transfers for the years ended December 31, 2008 and 2007 primarily reflect the release from restriction as a result of the Pension Protection Act of 2006 (Note 1) of amounts previously non-diversifiable which may not have been transferred by participants as well as the transfer by participants of a portion of the special dividend following allocation in February 2007.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reported in the financial statements to Schedule H on Form 5500:

	2008	2007
	(in thousands)
Net assets available for benefits as reported in financial statements	$5,206,339	$6,615,615
Distributions payable	—	(802)
Participant loans deemed distributed	(2,185)	(1,615)

Net assets available for benefits reported on Schedule H on Form 5500	$5,204,154	$6,613,198

SCIENCE APPLICATION INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

The following is a reconciliation of distributions to participants for the year ended December 31, 2008, as reported in the financial statements to the Schedule H on Form 5500:

2008
(in thousands)
Distributions to participants as reported in the financial statements	$474,336
Less amounts payable—December 31, 2007	(802)

Distributions to participants reported on Schedule H of Form 5500	$473,534

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2008, as reported in the financial statements to the Schedule H on Form 5500:

2008
(in thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2008	570

Deemed distributions of participant loans reported on Schedule H of Form 5500	$570

******

SUPPLEMENTAL SCHEDULES

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost	(e) Current Value
*	SAIC, Inc. class A preferred stock	Company stock	**	$1,493,266
*	SAIC, Inc. common stock	Company stock	**	221,960
*	Vanguard Total Bond Market Index Fund	Mutual fund	**	243,431
*	Vanguard Short-Term Bond Index Fund	Mutual fund	**	137,306
*	Vanguard 500 Index Fund	Mutual fund	**	292,175
*	Vanguard Prime Money Market Fund	Mutual fund	**	514,100
*	Vanguard Mid-Cap Index Fund	Mutual fund	**	80,567
*	Vanguard Developed Markets Index Fund	Mutual fund	**	57,238
*	Vanguard International Growth Fund	Mutual fund	**	129,545
	PIMCO Total Return Fund	Mutual fund	**	154,878
*	Vanguard Small-Cap Index Fund	Mutual fund	**	63,991
	Dodge & Cox Stock Fund	Mutual fund	**	284,491
	T. Rowe Price Mid-Cap Value Fund	Mutual fund	**	80,762
	Long Leaf Partners Small-Cap Fund	Mutual fund	**	68,194
	Morgan Stanley Institutional Fund Emerging Markets A	Mutual fund	**	100,950
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	**	50,912
*	Vanguard Explorer Fund	Mutual fund	**	24,372
*	Vanguard PRIMECAP Fund	Mutual fund	**	159,758
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	59,637
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	118,041
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	167,430
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	166,974
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	152,695
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	97,992
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	58,430

(Continued)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost	(e) Current Value
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	31,737
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	16,487
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	6,302
*	Vanguard Target Retirement Income	Mutual fund	**	25,911
*	Vanguard Treasury Money Market Fund	Mutual fund	**	12,564
*	VGI Retirement Savings Trust A	Common collective trust	**	48,353
*	Participant loans	Interest rates from 3% to 12%; maturities from January 2009 through September 2038	**	68,152

	TOTAL INVESTMENTS			$5,188,601

(Concluded)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
REPORTABLE SERIES OF TRANSACTIONS IN THE SAME SECURITY
Vanguard Prime Money Market Fund	Mutual Fund	$311,510			$311,510
Vanguard Prime Money Market Fund	Mutual Fund		$233,618	$233,618	233,618

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 26, 2009	/S/ LUCY K. MOFFITT
Lucy K. Moffitt
Member, Science Applications International Corporation Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm